UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                   May 2005

                                Barclays PLC and
                               Barclays Bank PLC
                             (Names of Registrants)

                               54 Lombard Street
                                London EC3P 3AH
                                    England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                           Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                  Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


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This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to General Instruction B to the General Instructions to Form 6-K.


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                                 EXHIBIT INDEX


Firm Intention Announcement dated 09 May 2005


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     BARCLAYS PLC
                                                     (Registrant)

Date: May 09 2005                                  By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Deputy Secretary

                                                     BARCLAYS BANK PLC
                                                     (Registrant)


Date: May 09 2005                                  By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Joint Secretary



NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN OR INTO CANADA. THE RECOMMENDED OFFER WILL NOT BE MADE TO SHAREHOLDERS WITH REGISTERED ADDRESSES IN CANADA WHO, IN TERMS OF CANADIAN LAW, MAY ALSO NOT VOTE AT THE SCHEME MEETING

FIRM INTENTION ANNOUNCEMENT

Absa Group Limited              Barclays Bank PLC       Barclays PLC
(Incorporated in the           (Registered in England) (Registered in England)
Republic of South Africa)      (Registration number:   (Registration number:
(Registration number:          1026167)                0048839)
1986/003934/06)                ("Barclays")            LSE CODE: BARC
JSE CODE: ASA                                          ISIN CODE:
ISIN CODE: ZAE000013389                                GB0031348658
("Absa")

ANNOUNCEMENT OF A FIRM INTENTION BY BARCLAYS TO ACQUIRE A MAJORITY STAKE IN ABSA AT A PRICE OF R82.50 PER SHARE

Key features of the Recommended Acquisition:

- Recommended Acquisition by Barclays to acquire up to 60% of Absa ordinary shares for R82.50 per share in cash effected by an inter-conditional 32% scheme of arrangement and 28% partial offer

- Ordinary Shareholders will also receive the Absa final dividend of R2.00 per share

- The transaction is unanimously recommended by the Absa Board, has the support of management and Barclays has received written expressions of support from key shareholders representing approximately 63% of Absa ordinary shares

- Regulatory approval has been received from the Minister of Finance

- The Recommended Acquisition underpins Absa's vision of developing the leading financial services business in South Africa and the pre-eminent bank on the African continent

- It is anticipated that the Recommended Acquisition will generate potential revenue and cost synergies which are expected to improve Absa's pre-tax profits by approximately R1.4 billion per annum four years after completion (after incurring implementation costs of approximately R1.8 billion over the first three years)

INTRODUCTION

The Boards of Directors of Absa and Barclays are pleased to announce that agreement has been reached regarding the terms of Barclays proposed acquisition of a majority stake in Absa (the "Recommended Acquisition").

Barclays wishes to acquire by way of the Recommended Acquisition up to 60% of the ordinary shares in Absa (the "Ordinary Shares"). The Recommended Acquisition is to be achieved through a dual mechanism, being (i) the Scheme (as defined below) and (ii) the Recommended Offer (as defined below), in terms of which Absa shareholders are invited to tender all or some of their Absa shares for purchase. The Scheme, if successful, will result in Barclays acquiring 32% of each Absa ordinary shareholder's shares and the Recommended Offer, if successful, will result in Barclays acquiring up to an additional 28% of Absa's ordinary share capital. The Scheme and Recommended Offer are interconditional.

Since Barclays is not seeking to acquire 100% of Absa's ordinary share capital and in the interest of treating shareholders equally, the structure of the Recommended Acquisition is designed to ensure a minimum level of participation by all Absa ordinary shareholders ("Ordinary Shareholders"), while at the same time enabling shareholders who wish to participate to a greater extent to do so. The structure was developed as a direct result of feedback from Absa shareholders.

Shareholders will receive R82.50 in cash in respect of each Absa share acquired by Barclays whether pursuant to the Scheme or the Recommended Offer. This allows shareholders to realise an attractive return on their investment at a time when there has been a significant re-rating of the South African banking sector in general and Absa in particular.

In addition, the Absa Board has declared a final dividend of R2.00 per share for the financial year ended 31 March 2005 to be paid on 27 June 2005 to Ordinary Shareholders on the register as at 24 June 2005 (the "Record Date of the Final Dividend") - see note 4 to "Salient Dates and Times" below.

The key terms of the Recommended Acquisition are described below in the section headed "The Terms of the Recommended Acquisition".

Barclays and Absa have committed in principle to the future integration of their African businesses on an arm's length basis as described below in the section headed "Integration of Businesses, including Barclays Africa". No terms have been agreed and regulatory approvals have not yet been sought. The integration transactions will, where required, be supported by an independent fairness opinion and will be subject to any necessary independent shareholder (i.e. excluding Barclays) and Board approvals. It is anticipated that this process, which is subject to regulatory and other approvals, will be embarked upon as soon as practicably possible.

The Minister of Finance has approved Barclays application to acquire a majority stake in Absa pursuant to the requirements of the Banks Act, 1990 and the Minister of Finance has, under Section 18(2) of the Competition Act, excluded the jurisdiction of the Competition Authorities.

The Recommended Acquisition carries the unanimous recommendation of the Absa Board and the support of the Absa management team. Barclays has also received written expressions of support for the Recommended Acquisition from a number of Ordinary Shareholders, including Sanlam and Remgro (as defined below), representing in aggregate approximately 63% of the Ordinary Shares. Amongst these, Absa's two largest Ordinary Shareholders, Sanlam Limited ("Sanlam") and Financial Securities Limited ("Remgro"), accounting for 28% of Absa's Ordinary Shares in aggregate, have also given a written undertaking to vote all of their shares in favour of the Scheme and to tender all their Ordinary Shares. In addition, Barclays has received written support from Batho Bonke Capital (Pty) Ltd ("Batho Bonke") (Absa's black empowerment partner), and the Absa Group Limited Employee Share Ownership Administrative Trust (the "Absa ESOP Trust") (Absa's employee share ownership programme) (together the "Preference Shareholders") who will retain their preference shares in Absa after the Recommended Acquisition.

STRATEGIC RATIONALE

Absa views partnering with a significant global player as key to the creation of long-term shareholder value and to the delivery of its strategic vision of becoming the leading financial services business in South Africa and the pre-eminent bank on the African continent. Barclays, as a major global bank with extensive interests in Africa, is an ideal partner and shares Absa's vision.

Barclays views South Africa as an attractive market with good growth prospects and a sophisticated economic and financial services infrastructure. The Recommended Acquisition accelerates Barclays strategic objective of building its retail and commercial banking, investment banking and credit card presence in selected international markets. As one of the country's big four banks and the leading retail bank, Absa is an excellent partner for Barclays to expand its interests in South Africa, given Absa's strong market position across major market and product segments, distribution capabilities in South Africa and its operations and footprint in the rest of the African continent. As at 30 September 2004 (the end of Absa's interim reporting period), Absa had total assets of R313.9 billion and net assets of R21.1 billion, and in the six month period ended 30 September 2004 made R3.3 billion in pre-tax profits.

To achieve this vision of creating the leading financial services business in South Africa and the pre-eminent bank on the African continent, Absa and Barclays have committed in principle to the future integration of their African businesses on an arm's length basis. No terms have been agreed and regulatory approvals have not yet been sought. It is anticipated that this process, which is subject to regulatory and other approvals, will be embarked upon as soon as practicably possible.

If successful, it is expected that the Recommended Acquisition will lead to an enhancement in Absa's earnings growth potential through the deployment of operational best practices and enhanced cross-selling potential. It will also offer access to a broader range of products and services tailored to the specific needs of Absa's existing and potential customers, and will assist in the provision of extended banking and financial services to the underbanked population of the South African market.

Absa and Barclays believe that the domestic banking expertise, leading brand and strong market position of Absa, combined with the world-class product capabilities, global banking expertise (including its African operations), international reach and financial strength of Barclays will result in significant synergies. It is anticipated that the Recommended Acquisition will lead to enhanced business opportunities, improved offerings to customers, exciting career opportunities for employees and long-term value for stakeholders.

REVENUE AND COST SYNERGIES

As shareholders may retain an equity interest in Absa following the Recommended Acquisition, they will also be able to participate in any synergy benefits from a combination of Absa and Barclays.

Considerable potential revenue and cost synergies have been identified and are expected to improve Absa's pre-tax profits by approximately R1.4 billion per annum four years after completion of the Recommended Acquisition (after incurring implementation costs of approximately R1.8 billion over the first three years).

Revenue synergies should be derived from, amongst other things, combining Barclays customer relationship management and product packaging capabilities with Absa's retail franchise, leveraging Barclays world-class credit card risk management and pricing skills, applying Barclays capabilities and expertise in business and wholesale banking and significantly improved access to capital markets.

Cost synergies should be achieved through, amongst other things, the adoption by Absa of Barclays corporate banking platform in South Africa and operational efficiencies, such as sourcing synergies through economies of scale, the acceleration of investment in operational and IT effectiveness, productivity enhancement in commercial banking, improving the credit risk management process for commercial and wholesale banking and the streamlining of certain back office functions.

The improvement to Absa's pre-tax profits in the fourth year is expected to come from approximately 60% revenue uplift and 40% cost efficiencies.

JSE SECURITIES EXCHANGE SOUTH AFRICA ("JSE") LISTING

Both Absa and Barclays intend to maintain Absa's listing on the JSE and an adequate free float which would allow Absa shareholders to participate in the anticipated revenue and cost synergy value uplift. At the same time, Barclays majority stake will ensure the alignment of its interests with those of Absa in the delivery of the synergies. Barclays also acknowledges that Absa's black economic empowerment arrangements with Batho Bonke require that the Absa Ordinary Shares remain listed on the main board of the JSE for at least the duration of those arrangements.

TERMS OF THE RECOMMENDED ACQUISITION

The Recommended Acquisition will be made in accordance with all applicable requirements of the Securities Regulation Code on Takeovers and Mergers (the "Code") and the Companies Act, 1973 (the "Companies Act") and will be effected through two interconditional processes: (i) a scheme of arrangement to be proposed by Barclays between Absa and the Ordinary Shareholders, excluding the Absa Group Limited Share Incentive Scheme Trust (the "Absa Share Trust") and Barclays and its subsidiaries, save to the extent that they hold Absa Ordinary Shares on behalf of third parties, pursuant to which Barclays would acquire 32% of each such Ordinary Shareholder's shares (the "Scheme"); and (ii) a partial offer by Barclays to all Ordinary Shareholders and Preference Shareholders (together "Shareholders") to acquire (subject to the excess tender provisions set out below) from each Shareholder up to an additional 28% of his or her shares (the "Recommended Offer").

The consideration under both the Scheme and the Recommended Offer will be R82.50 per Absa share, payable in cash, which represents a premium of 8.5% to the closing Absa Ordinary Share price on 22 April 2005, the last trading day prior to the detailed cautionary announcement published on 25 April 2005; and a premium of 36.4% to the closing Absa Ordinary Share price on 22 September 2004, the date prior to the first cautionary announcement by Absa published on 23 September 2004 in relation to this transaction.

Full acceptance by the Ordinary Shareholders (assuming implementation of all Absa employee options under the Absa Share Trust which vest and are implemented in time to be recorded on the Ordinary Share register by the record date of the Recommended Acquisition) would result in payment of a total consideration of R33.0 billion (GBP2.9 billion)* in cash.

* Based on an exchange rate of GBP1 = R11.4258.

In terms of the Scheme all Ordinary Shareholders participating in the Scheme will dispose of 32% of their Ordinary Shares to Barclays for R82.50 in cash for each such Ordinary Share.

The Recommended Offer will contain the following terms:

- Barclays will make a partial offer to acquire (subject to the excess tender provisions set out below) from each Shareholder an additional 28% of his or her shares (their "Basic Entitlement") at R82.50 in cash for each such share;

- all Shareholders will be entitled to tender all or any lesser number of their Absa shares and would, as a minimum, be entitled to dispose of (in addition to the 32% of their Ordinary Shares disposed of under the Scheme) the number of shares which they have tendered up to their Basic Entitlement if the Recommended Acquisition becomes unconditional;

- if Shareholders tender in excess of their Basic Entitlement, Barclays will accept such excess tenders on a pro rata basis (by reference to the number tendered by each Shareholder in excess of his or her Basic Entitlement) to the extent that other Shareholders do not tender all of their Basic Entitlement, such that following implementation of the Scheme and the purchase of all Absa shares pursuant to the Recommended Offer and any on-market purchases by Barclays, Barclays would be the owner of up to 60% of the issued Absa Ordinary Shares. Selling shareholders may thus be able to dispose of more than their Basic Entitlement; and

- the condition to the Recommended Offer as to minimum acceptances is set at a level which would result in Barclays holding 56.5%* of all Absa's Ordinary Shares, taking into account shares to be acquired pursuant to the Scheme, the Recommended Offer and any on-market purchases by Barclays. Barclays will be entitled (but not obliged) to waive down this condition to a lower percentage level, which shall not, without the consent of the Minister of Finance and Absa, be below 50.1% of Absa's Ordinary Shares.

* 56.5% ensures a majority of votes (i) assuming implementation of all Absa employee options under the Absa Share Trust which vest and are implemented in time to be recorded on the Ordinary Share register by the record date of the Recommended Acquisition and (ii) taking into account the Preference Shareholders' voting rights.

The Recommended Acquisition will be subject to the fulfilment or waiver of the conditions precedent set out in the section headed "Conditions Precedent To Which The Recommended Acquisition Will Be Subject" below, and shall not be implemented unless the High Court of South Africa (the "Court") has directed that the requisite Scheme meeting of Scheme members (the "Scheme Meeting") be summoned in a manner and at a time reasonably satisfactory to Barclays and Absa.

If the consideration for the Recommended Acquisition is not paid by 1 August 2005, Barclays will pay interest on the consideration payable at the Specified Rate from 1 August 2005 to the date of payment, provided that such interest would not be payable in respect of Ordinary Shares tendered on or after 1 August 2005. For these purposes, the Specified Rate shall mean the average of the daily one month JIBAR rate as quoted on Bloomberg for the 30 day period which ends 10 days prior to the record date for the Recommended Acquisition.

Shareholders who retain their Absa Ordinary Shares until the Record Date of the Final Dividend of R2.00 for the financial year ended 31 March 2005, will be entitled to receive that dividend when it is paid. Voting such shares in favour of the Scheme and all other resolutions proposed in connection with the Recommended Acquisition and/or tendering them into the Recommended Offer will not prevent Ordinary Shareholders from receiving the final dividend.

Barclays is entitled (but not obliged) to acquire Absa Ordinary Shares through on-market purchases on the JSE. Such purchases would be made in compliance with the requirements of the Code and applicable law and Barclays shall not acquire more than 14.9% of Absa's Ordinary Shares by this means. Any such purchases would not affect Shareholders' rights to dispose of their Basic Entitlement pursuant to the Recommended Offer.

APPROVAL OF THE MINISTER OF FINANCE

The Minister of Finance has approved Barclays application to acquire a majority stake in Absa pursuant to the requirements of the Banks Act, 1990 and the Minister of Finance has, under Section 18(2) of the Competition Act, excluded the jurisdiction of the Competition Authorities.

As part of the Banks Act approval process, Barclays has confirmed its long-term commitment to investing in South Africa pursuant to the Recommended Acquisition and its intention to retain a controlling stake in Absa.

Further, whilst a key goal of the transaction is to bring Barclays world-class product capabilities, global banking expertise and international reach to Absa's business, Barclays has acknowledged the importance of maintaining the South African character of Absa and the significant contribution Absa would make to Barclays international strategic goals. In this regard, it is intended that the present Chairman of Absa, Dr. Danie Cronje, will continue to serve as Chairman of Absa and would become a non-executive director of Barclays and Barclays PLC and Dr. Steve Booysen will remain in his current position as Group Chief Executive of Absa. Three Barclays representatives will be appointed to the Absa board. Absa and Absa Bank Limited will remain South African incorporated companies with Absa's primary listing on the JSE.

Both Barclays and Absa already have strong black economic empowerment ("BEE") policies, including Absa's ownership arrangements with Batho Bonke. Barclays has confirmed its intention to retain these policies to reflect its strong commitment to the Financial Sector Charter.

Barclays has also confirmed its intention for Absa to maintain best practice corporate governance standards, compliance with laws and regulations and a close ongoing relationship with Absa's regulators. These objectives would be supported where appropriate through the Barclays representatives on the Absa board.

CONDITIONS PRECEDENT TO WHICH THE RECOMMENDED ACQUISITION WILL BE SUBJECT

The Scheme

The Scheme will, in addition to the statutory conditions set out in the Companies Act, be subject to the fulfilment or waiver of conditions precedent relating to the following matters, all by no later than the Long Stop Date (as defined below):

- the Recommended Offer being declared unconditional as to acceptances, which will occur on or before the sanctioning of the Scheme by the Court;

- all necessary regulatory approvals to effect the Recommended Acquisition having been granted or deemed to have been granted, provided that if any approval is qualified or conditional, this condition would only be deemed to be fulfilled if both Absa and Barclays agree to the qualification or condition and undertake in writing to each other to abide by such qualification or condition; except that where a qualification or condition relates only to Barclays (and not to the Absa group following the integration as described below in the section headed "Integration of Businesses, Including Barclays Africa"), Barclays alone can consent to such qualification or condition;

- the independent Shareholders passing, to the satisfaction of Barclays, an ordinary resolution waiving the requirement under the Code for Barclays to make a mandatory offer to all Shareholders for all of their Absa shares (provided that this resolution will not be implemented unless, in addition, a simple majority of the independent Ordinary Shareholders vote in favour of this resolution); and ordinary resolutions necessary to approve the appointments to the Absa board described below in the section headed "Staff, Management and Boards";

- by no later than five business days prior to the scheduled Court hearing date to sanction the Scheme, no materially adverse circumstance relating to the financial or business affairs of Absa having arisen;

- prior to the scheduled Court hearing to sanction the Scheme, Absa not having undertaken or allowed to occur any unusual corporate action or frustrating action; and

- there being no change nor proposed change in any law, regulation or policy of the Republic of South Africa on or before five business days prior to the scheduled Court hearing date to sanction the Scheme, which would restrict Barclays ability to transmit freely capital injected into, and/or dividends paid out by, Absa into foreign exchange and to remit it offshore.

The Long Stop Date is 31 August 2005, but as long as the Scheme Meeting has been held on or before 15 July 2005 this will be extended to 31 October 2005 if as at 31 August 2005 the only outstanding condition is the Scheme becoming effective.

The Recommended Offer

The Recommended Offer will be subject to the fulfilment or waiver of conditions covering the following matters, both by no later than the Long Stop Date:

- Ordinary Shareholders tendering such number of Absa Ordinary Shares in the Recommended Offer which, when accepted by Barclays, would result in it holding 56.5%* of all Absa Ordinary Shares (taking into account shares to be acquired pursuant to the Scheme and any on-market purchases by Barclays), and Sanlam and Remgro each tendering their Absa Ordinary Shares pursuant to the undertakings which they have given in favour of Barclays; and

- the order of the Court sanctioning the Scheme being registered by the Registrar of Companies.

* See explanation of this figure under the section headed "Terms Of The Recommended Acquisition" above.

The Scheme and the Recommended Offer are therefore each conditional upon the other, such that either both of them will become effective or neither will become effective.

INTEGRATION OF BUSINESSES, INCLUDING BARCLAYS AFRICA

Both the Absa and Barclays Boards support the vision of creating the pre-eminent bank on the African continent and have agreed in principle, as soon as reasonably possible after the completion of the Recommended Acquisition:

- to integrate, subject to regulatory approval, Barclays South Africa and other Barclays African businesses (being Botswana, Ghana, Kenya, Mauritius, Seychelles, Tanzania, Uganda, Zambia and Zimbabwe; but excluding Egypt and United Arab Emirates) with Absa; and

- to integrate, subject to regulatory approval, as appropriate, Absa's international businesses in London, Germany, Hong Kong and Singapore with Barclays.

It is anticipated that this process, which is subject to regulatory and other approvals, will be embarked upon as soon as practicably possible.

Barclays has operated in Africa for nearly 100 years and is the leading international bank in the region. This business includes operations in ten countries (including Barclays South Africa) which generated approximately
R1.3 billion of pre-tax profits for the year ended 31 December 2004 and had total assets amounting to approximately R44.4 billion, with 1.2 million retail and business/wholesale customer accounts served by 6 200 employees and 230 branches.

The terms of any integration transactions will be on an arm's length basis, with full particulars in respect of such transactions being disclosed at the relevant time. The terms and structure of the integration transactions (including the consideration payable) would need to be determined. The consideration may constitute cash, Absa Ordinary Shares or a combination thereof. The financial effects of the integration transactions on Absa Shareholders will be properly disclosed at the time of the transactions. The integration transactions will also, where required, be supported by an independent fairness opinion and will be subject to any necessary independent shareholder (i.e. excluding Barclays), Board and regulatory approvals.

STAFF, MANAGEMENT AND BOARDS

Barclays and Absa believe that Absa's management team has built the leading retail banking franchise in South Africa by leveraging its strong local market knowledge and expertise. Going forward, management would be combined by drawing on the strength and talents of each organisation, while making use of Barclays considerable international skills and capabilities. No significant staff reductions are anticipated as a consequence of the Recommended Acquisition.

To ensure that there is continuity and alignment of management between Absa and Barclays post implementation of the Recommended Acquisition, it is intended, subject to any required regulatory clearance where applicable, that:

- the present Chairman of the Absa Board Dr. Danie Cronje will continue to serve as Chairman;

- Dr. Steve Booysen will remain in his current position as Group Chief Executive of Absa and will join the Barclays senior leadership group and Barclays International Retail and Commercial Banking Executive Committee;

- the Absa Board will be of a similar size to the Absa Board on the closing date of the Recommended Acquisition, with four executive directors including the three current executive directors, and with a majority of independent directors;

- Mr. Dominic Bruynseels, currently Chief Executive of Barclays Africa, will serve as an executive director of Absa and of Absa Bank Limited;

- Barclays will nominate two new non-executive directors to the Boards of Absa and Absa Bank Limited, who will be Mr. David Roberts, director of Barclays PLC and Chief Executive of Barclays International Retail and Commercial Banking and Mr. Naguib Kheraj, Group Finance Director of Barclays PLC;

- a Barclays nominated non-executive director will be appointed to each of the key committees of the Absa and Absa Bank Limited Boards;

- Dr. Danie Cronje will become a non-executive director of Barclays PLC and Barclays Bank PLC; and

- Sanlam and Remgro will procure that their nominees to the Boards of Absa and Absa Bank Limited resign as directors of Absa and Absa Bank Limited with effect from the settlement date of the Recommended Acquisition.

The proposed changes to the Absa Board will be made in compliance with best market practice in South Africa in relation to corporate governance, including the provisions of the Banks Act and the requirements of the King Reports on Corporate Governance for South Africa.

BATHO BONKE AND THE ABSA ESOP TRUST SUPPORT AND UNDERTAKINGS

Barclays is committed to the continuing transformation of South Africa and regards the Financial Sector Charter as a key element of that transformation. Both Absa and Barclays already have strong BEE policies and any merger of their businesses would see the retention of these policies.

Batho Bonke, a broad-based BEE consortium, and the Absa ESOP Trust hold redeemable cumulative option holding preference shares in Absa (the "Preference Shares"). The Preference Shares currently confer the right on the holders thereof to exercise 10.7% of all voting rights at any general meeting of Absa and to subscribe, between the first business day after 1 July 2007 and 1 July 2009 at an option strike price, for 10.7% of the enlarged issued ordinary share capital of Absa.

Barclays has received written notices from Batho Bonke and the Absa ESOP Trust in terms of which they (i) confirm that they are contractually restricted by their prior arrangements with Absa from selling their Preference Shares at this time; (ii) support the Recommended Acquisition; (iii) waive their rights to have the Scheme extended to their Preference Shares; and (iv) undertake to vote all of their shares in favour of all the resolutions to be proposed in connection with the Recommended Acquisition, including resolutions waiving the requirement to make a mandatory offer to all shareholders under the Code and those necessary to make the appointments to the Absa Board described above in the section headed "Staff, Management and Boards" (collectively the "Resolutions"). Accordingly Batho Bonke and the Absa ESOP Trust are not participants in the Scheme but the Recommended Offer is made to them.

SUPPORT AND UNDERTAKINGS FROM KEY SHAREHOLDERS TO VOTE IN FAVOUR OF THE SCHEME AND ACCEPT THE RECOMMENDED OFFER

Barclays has received written expressions of support for the Recommended Acquisition from a number of Ordinary Shareholders, including Sanlam and Remgro, representing in aggregate approximately 63% of the Ordinary Shares. Amongst these, Absa's two largest Ordinary Shareholders, Sanlam and Remgro, accounting for 28% of Absa's Ordinary Shares in aggregate, have also given a written undertaking to vote all of their shares in favour of the Scheme and to tender all their Ordinary Shares.

It should be noted that the tender by Sanlam of its shares and its ability to vote in favour of the Scheme is subject to Sanlam shareholder approval. The Board of Sanlam has agreed to recommend that its shareholders vote in favour of the relevant resolution at the Sanlam shareholder general meeting which will be called for this purpose. It is envisaged that the meeting will be held on 9 June 2005. The undertakings provided by Sanlam and Remgro require the Recommended Offer to be made before 8 June 2005 and do not prevent Sanlam or Remgro benefiting from a higher offer price nor from accepting a materially better alternative offer from another offeror. Barclays will not be obliged to accept all the Absa Ordinary Shares tendered by Sanlam and Remgro, but will treat the Absa Ordinary Shares tendered in excess of Sanlam and Remgro's Basic Entitlement in the same way as excess tenders by all other Ordinary Shareholders will be treated.

BRANDING

Barclays and Absa intend capitalising on the respective strengths of each of the Absa and Barclays brands.

EFFECT OF THE TRANSACTION ON BARCLAYS

The anticipated financial impact of the Recommended Acquisition is positive for Barclays. The Recommended Acquisition is expected to create value, with projected earnings per share accretion from completion of the Recommended Acquisition and expected positive economic profit in the first full year following completion.

At 31 December 2004 Barclays had a tier one capital ratio of 7.6% and a risk asset ratio (i.e. total capital ratio) of 11.5%. Barclays intends to fund the transaction from a combination of available resources and preference share finance. Based on the most recent reported financials and assuming a holding of 60% of the Ordinary Shares, it is expected that the transaction and associated preference share issuance will result in approximately a 60 basis point reduction in Barclays tier one capital ratio and risk asset ratio (i.e. total capital ratio).

OPINION AND RECOMMENDATION OF THE BOARD OF ABSA

N M Rothschild & Sons (South Africa) (Pty) Ltd, as the independent financial advisor to the Board of Absa, is of the opinion that the terms of the Recommended Acquisition are fair and reasonable to Shareholders. The full text of that opinion will be included in the circular to be posted to Shareholders in due course. The Board of Absa (excluding Dr. J. van Zyl and Mr. P.T. Motsepe, being nominee directors of Sanlam, and Mr. T. van Wyk, being a nominee director of Remgro, who recused themselves) has considered this opinion and the terms of the Recommended Acquisition, and having taken into account, among other things, financial advice received from Goldman Sachs International, is of the opinion that the terms of the Recommended Acquisition are fair and reasonable to Shareholders and are in the best interests of Shareholders as a whole and has unanimously recommended that Shareholders (excluding Batho Bonke and the Absa ESOP Trust) accept the Recommended Offer, and that Shareholders vote in favour of the Scheme and the Resolutions. Merrill Lynch International and Absa Corporate and Merchant Bank have also acted as financial advisors to Absa.

FINAL DIVIDEND

Absa is simultaneously with this announcement releasing an announcement on the Securities Exchange News Service ("SENS") and in the press that it has declared a final dividend of R2.00 per Absa Ordinary Share for the financial year ended 31 March 2005 to be paid on 27 June 2005 to Ordinary Shareholders on the register on the Record Date for the Final Dividend.

BARCLAYS GROUP HOLDINGS IN ABSA

Barclays Global Investors Limited ("BGI") holds 356 822 Absa Ordinary Shares (representing 0.06% of the Absa Ordinary Shares in issue) on behalf of its asset management clients.

On 27 October 2004 BGI sold 126 700 Absa shares (representing 0.02% of the Absa Ordinary Shares in issue) at a price of R65.40 per share. On 18 February 2005, Barclays Global Investors N.A effected a trade on behalf of a client for 51 100 Absa ordinary shares (representing 0.008% of the Absa Ordinary Shares in issue) at a price of R75.94 per share, where ownership of the shares vested with the client. The abovementioned transactions have been reported in accordance with the Code.

CONFIRMATION OF FINANCIAL RESOURCES

JPMorgan has furnished confirmation to the Securities Regulation Panel (the "SRP") that Barclays has resources available sufficient to satisfy full implementation of the Recommended Acquisition.

WEBSITE

All relevant shareholder documentation and related materials in connection with the Recommended Acquisition will be made available on the Absa website (www.absa.co.za) and the Barclays website(www.investorrelations.barclays.co.uk). In addition, details of any on-market purchases by Barclays of Absa Ordinary Shares will be made available on the Barclays website.

SHAREHOLDERS OUTSIDE OF SOUTH AFRICA

The Recommended Acquisition may be affected by the laws of the relevant jurisdiction of those shareholders who are not South African residents ("Non-Resident Shareholders"). Such Non-Resident Shareholders should inform themselves about and observe any applicable legal requirements of such jurisdictions. It is the responsibility of any Non-Resident Shareholder to satisfy himself/herself as to the full observance of the laws and regulatory requirements of the relevant jurisdiction, in connection with the Recommended Acquisition, including the obtaining of any governmental, exchange control or other consents or the making of any filing which may be required, the compliance with other necessary formalities and the payment of any issue, transfer or other taxes or other requisite payments due in such jurisdiction.

The Recommended Acquisition will comply with and be governed by the laws of South Africa and will be subject to any other applicable laws and regulations including Regulation E of the United States Exchange Act.

This announcement does not constitute an offer to sell or an invitation to purchase any securities or the solicitation of an offer to buy any securities, pursuant to the Recommended Acquisition or otherwise.

The Recommended Offer will be made solely by way of the shareholder circular to be dispatched in due course which will include details of how the Recommended Offer may be accepted. The Recommended Offer will not be made in or into Canada or any other jurisdiction in which it is unlawful to make such an offer. Any acceptance received from Canada or any other jurisdiction where such Recommended Offer is illegal, may render invalid any purported acceptance of the Recommended Offer. In terms of Canadian law, shareholders with registered addresses in Canada may also not vote at the Scheme Meeting.

Any Absa Shareholder who is in any doubt as to their position, including, without limitation, their tax status, should consult an appropriate independent professional adviser in the relevant jurisdiction without delay.

IMPORTANT DATES AND TIMES

A circular containing full details of the Recommended Acquisition (including all terms and conditions of the Scheme and Recommended Offer) will be posted to Shareholders on or about 20 May 2005, following the convening of the Scheme Meeting by the Court.

The Recommended Offer will remain open from 20 May 2005 to 8 July 2005 (the "Closing Date"), save in the event that, with the approval of the SRP and Absa, the sanction date of the Scheme is extended beyond the date set out below, in which event an announcement concerning the revised Closing Date will be released on SENS and published in the Press.

Shareholders should note the following important dates and times:

SALIENT DATES AND TIMES                                     2005

Firm Intention Announcement                        Monday, 9 May

Declaration of Final Dividend                      Monday, 9 May

Recommended Offer opens                            Friday, 20 May

Release of Absa's annual results for the year      Monday, 30 May
ended 31 March 2005 on SENS

Publication of Absa's annual results for the       Tuesday, 31 May
year ended 31 March 2005 in the Press

Last day to trade in Absa shares in order to       Thursday, 2 June
be recorded in the Register to be able to vote at the Scheme Meeting

Latest time and date for Forms of Proxy for the
General Meeting to be lodged at 12h00 on           Thursday, 9 June

Scheme Voting Record Date at 17h00 on              Thursday, 9 June

Latest time and date for Forms of Proxy for
the Scheme Meeting to be lodged at 11h00 on        Friday, 10 June

Scheme Meeting of Absa to be held at 11h00 on      Monday, 13 June

General Meeting of Absa Shareholders
to be held at 12h00 (or after
conclusion of the Scheme) on                       Monday, 13 June

Results of the Scheme Meeting released on SENS     Monday, 13 June

Results of General Meeting released on SENS        Monday, 13 June

Results of Scheme Meeting published in the Press   Tuesday, 14 June

Results of General Meeting published in the Press  Tuesday, 14 June

Last day to trade in Absa Ordinary Shares on the   Friday, 17 June
JSE to be eligible to participate in the final dividend (see note 4 below)

Absa Ordinary Shares will trade "ex" the Final     Monday, 20 June
Dividend

Court hearing to sanction the Scheme               Tuesday, 21 June
at 10:00 (or as soon after that as counsel may be heard)

Record Date for the Final Dividend                 Friday, 24 June

Payment of the Final Dividend                      Monday, 27 June

IF THE SCHEME IS SANCTIONED

Finalisation date announcement that the Scheme
and the Recommended Offer are unconditional in
every respect released on SENS                     Tuesday, 21 June

Finalisation date announcement that the Scheme
and the Recommended Offer are unconditional in
every respect published in the Press               Wednesday, 22 June

Last day to trade in Absa Ordinary Shares on the
JSE in order to be recorded in the Register to be
able to receive the Scheme Consideration           Friday, 1 July

Last day to trade in Absa Ordinary Shares on the   Friday, 1 July
JSE to be eligible to participate in the Recommended Offer

Scheme Consideration Record Date                   Friday, 8 July

Record Date (for purposes of participating in the
Recommended Offer) at 12:00 on                     Friday, 8 July

Closing Date for Recommended Offer at 12:00 on     Friday, 8 July

Results of the Recommended Offer released on       Monday, 11 July
SENS

Scheme Operative Date                              Monday, 11 July

Dematerialised Scheme Participants will have their relevant account with their CSDP or Broker debited with the Absa Ordinary Shares disposed of pursuant to the Scheme

Scheme Consideration Settlement Date               Wednesday, 13 July

Scheme Consideration posted to Certificated Scheme
Participants (if Documents of Title are received on or prior to the Scheme Consideration Record Date) or deposited directly into their bank accounts should there be an existing mandate

Dematerialised Scheme Participants will have their relevant account with their CSDP or Broker credited with the Scheme Consideration

Recommended Offer Consideration Settlement Date    Wednesday, 13 July

Dematerialised Recommended Offer Participants will have their relevant account with their CSDP or Broker debited with the Absa Ordinary Shares disposed of pursuant to the Recommended Offer

Dematerialised Recommended Offer Participants will have their relevant account with their CSDP or Broker credited with the Recommended Offer Consideration

Certificated Recommended Offer Participants will have cheques issued, or any payment deposited directly into their bank accounts should there be an existing mandate, for the Recommended Offer
Consideration in respect of acceptances of the Recommended Offer (if Documents of Title are received on or prior to the Record Date) and balance certificates will be posted

1. These salient dates and times are subject to amendments as permitted by the Code or applicable law. Any relevant amendments will be released on SENS and published in the Press, as appropriate.

2. Shareholders are reminded that, because the Recommended Offer is conditional, should they accept the Recommended Offer by the Closing Date, they will not be able to trade their Absa shares tendered from the date they accept the Recommended Offer, unless and until the Recommended Offer lapses.

3. On account of the final dividend, Absa Ordinary Shares cannot be dematerialised or rematerialised between Monday, 20 June 2005 and Friday, 24 June 2005, both days inclusive. On account of the Scheme and the Recommended Offer, Absa Ordinary Shares cannot be dematerialised or rematerialised between Monday, 4 July 2005 and Friday, 8 July 2005, both days inclusive.

4. Ordinary Shares acquired after 17 June 2005 (being the last day to trade in order to participate in the final dividend) but on or before 1 July 2005 (being the last day to trade in order to participate in the Recommended Acquisition)will not receive the final dividend, but will be entitled to participate in the Recommended Acquisition.

Many of the statements included in this announcement are forward-looking statements that involve risks and uncertainties. You can generally identify forward-looking statements by the use of terminology such as "may", "will", "expect", "intend", "plan", "estimate", "anticipate", "believe", or similar phrases.

All statements, other than statements of historical facts, including, among others, statements regarding Absa's future financial position, business strategy, projected levels of growth in the banking and financial markets, projected costs, estimates of capital expenditures and plans and objectives of management for future operation, are forward-looking statements. Absa's and Barclays actual future performance could differ materially from these forward-looking statements and you are cautioned not to place undue reliance on them.

Factors that could cause the actual results, performance or achievements of Absa or Barclays to differ materially from those described herein include: the ability to implement the Scheme or complete the Recommended Offer; the ability to integrate Absa's and Barclays businesses; costs associated with the acquisition or integration; the inability to realise the expected synergies from the acquisition; the inability to obtain all necessary approvals, including regulatory approvals, for the Scheme or Recommended Offer or any integration transactions; the economic environment of the industries in which Absa and Barclays operate; and the political environment of the countries in which Absa and Barclays operate. Forward-looking statements involve known and unknown risks and uncertainties and other factors which may cause the actual results, performance or achievements of Absa or Barclays, or the industries in which they operate, to be materially different from any future results, performance or achievements expressed or implied by such forward- looking statements.

The information in this Announcement is made as of the date hereof and Absa and Barclays have no obligation to update the information. All written and oral forward-looking statements attributable to Absa and Barclays or persons acting on their behalf are qualified in their entirety by these cautionary statements.

For further information, please contact:

Absa Group Limited                         Barclays PLC

Investor Relations                         Investor Relations
Willie Roux                                Cathy Turner/James S Johnson
+27 (0)11 350 4061                         +44 (0)20 7116 2930/2927

Media Relations                            Media Relations-London
Nick Cairns                                Leigh Bruce/Jo Thethi
+27 (0)11 350 6565                         +44 (0)20 7116 6083/6217

                                           Media Relations-Johannesburg
                                           Liz Hooper
                                           +27(0)11 328 3160

Johannesburg
9 May 2005

Financial advisors to Absa                 Financial advisors to Barclays
Goldman Sachs International                JPMorgan
Merrill Lynch International                Barclays Capital
Absa Corporate & Merchant Bank

Attorneys to Absa                          Attorneys to Barclays
Webber Wentzel Bowens                      Deneys Reitz Inc.

International Attorneys to Absa            International Attorneys to Barclays
Linklaters                                 Clifford Chance LLP

Independent Advisor to Absa's Board
N.M. Rothschild

Sponsor to Absa
Merrill Lynch

Co-sponsor to Absa
Absa Corporate & Merchant Bank

Reporting Accountants to Absa
Ernst & Young
KPMG